Exhibit 4.1

Description of the Registrant’s Securities

The following summary of the Registrant’s equity securities is based on and qualified by the Registrant’s Second Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated Bylaws. For a complete description of the terms and provisions of the Registrant’s equity securities, refer to the Amended and Restated Articles of Incorporation and Bylaws, both of which are incorporated by reference in this Annual Report on Form 10-K.

General

            The authorized capital stock of the Registrant consists of 110,000,000 shares, which are be divided into two classes, consisting of 100,000,000 shares of common stock (“Common Stock”) and 10,000,000 shares of preferred stock (“Preferred Stock”), each with $0.005 par value per share.

Description of Common Stock

            The holders of outstanding shares of Common Stock have the right to vote on all questions to the exclusion of all other stockholders, each holder of record of Common Stock being entitled to one vote for each share of Common Stock standing in the name of the stockholder on the books of the Registrant, except as may be provided in the Certificate of Incorporation, in a Preferred Stock designation, or as required by law.

Description of Preferred Stock

Under the Certificate of Incorporation, the board of directors of the Registrant is authorized to issue up to 10,000,000 shares of Preferred Stock, of which none are issued and outstanding as of the date hereof. Also, the board of directors of the Registrant, without stockholder approval, may determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares. If the board of directors of the Registrant causes shares of Preferred Stock to be issued, the rights of the holders of the Common Stock would likely be subordinate to those of holders of Preferred Stock and therefore could be adversely affected.

Description of Common Stock Incentives

The Registrant’s board of directors and stockholders have approved its 2016 Stock Incentive Plan (the “2016 Plan”), which replaced the Registrant’s 2010 Stock Incentive Plan. Under the 2016 Plan, the plan administrator may make grants of cash and equity awards and may determine the recipients, numbers and types of awards to be granted, and the terms and conditions of the awards, including the period of their exercisability and vesting.

The aggregate number of shares of the Common Stock reserved for issuance under the 2016 Plan may not exceed 10,391,711 shares through September 29, 2026 (the stated life of the 2016 plan). As of December 31, 2019, there were options to purchase 1,470,667 shares outstanding, 926,666 options had been exercised pursuant to the 2016 Plan, and 2,006,333 Restricted Stock Award shares outstanding under the 2016 Plan in respect of 2,006,333 shares of Common Stock.

The 2016 Plan permits the granting of:

●	Stock options (including both incentive and non-qualified stock options);
●	Stock appreciation rights (“SARs”);
●	Restricted stock and restricted stock units;
●	Performance awards of cash, stock, other securities or property;
●	Other stock grants; and
●	Other stock-based awards.

Unless sooner discontinued or terminated by the board of directors of the Registrant, the 2016 Plan will expire on September 29, 2026. No awards may be made after that date. However, unless otherwise expressly provided in an applicable award agreement, any award granted under the 2016 Plan prior to expiration extends beyond the expiration of the 2016 Plan through the award’s normal expiration date.

Without the approval of the Registrant’s stockholders, the committee of the 2016 Plan will not re-price, adjust or amend the exercise price of any options or the grant price of any SAR previously awarded, except in connection with a stock dividend or other distribution, in order to prevent dilution or enlargement of the benefits, or potential benefits intended to be provided under the 2016 Plan.